TOMRA®

082-03334

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

07025510

Asker, 12 July 2007

SUPPL

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

dw 7/26

28.06.2007 07:34:26 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 98,000 own shares at an average price of NOK 52.68 per share at Oslo Stock Exchange. After this transaction Tomra holds 5,407,414 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 27 June 2007
Tomra Systems ASA

lenke

27.06.2007 07:32:01 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 115,000 own shares at an average price of NOK 53.05 per share at Oslo Stock Exchange. After this transaction Tomra holds 5,309,414 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 26 June 2007
Tomra Systems ASA

OSLO BØRS NewsWeb

Utsteder Tomra Systems ASA Instrument --- alle ---

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lenke

19.06.2007 09:08:14 Marked=OB Utsteder=Tomra Systems ASA **INVITATION TO 2Q 2007 PRESENTATION** finansiell kalender

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TOMRA`s second quarter 2007 results will be released on Thursday 12 July 2007. The written material will be available from 16:35 CET at www.tomra.com (under the investor relations section), www.oslobors.no, www.huginonline.com and at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo.

President & CEO Amund Skarholt will present the results at 16:45 CET. The presentation will be held
in English and take place at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo. A live broadcast of the presentation will be available on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Asker, 19 June 2007
Tomra Systems ASA

lenke

07.06.2007 07:37:11 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 460,000 own shares at an average price of NOK 51.40 per share at Oslo Stock Exchange. After this transaction Tomra holds 5,194,414 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 6 June 2007
Tomra Systems ASA

06.06.2007 07:31:08 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 400,000 own shares at an average price of NOK 52.63 per share at Oslo Stock Exchange. After this transaction Tomra holds 4,734,414 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 5 June 2007
Tomra Systems ASA

082 - 03334

OSLO BØRS NewsWeb

Utsteder Tomra Systems ASA Instrument --- alle ---

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lenke

01.06.2007 07:33:08 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** *meldepliktig handel*

Tomra Systems ASA has today purchased 240,000 own shares at an average price of NOK 49.40 per share at Oslo Stock Exchange. After this transaction Tomra holds 4,334,414 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 31 May 2007
Tomra Systems ASA

04.05.2007 07:48:52 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 82,000 own shares at an average price of NOK 48.44 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,884,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 3 May 2007
Tomra Systems ASA

30.05.2007 14:32:13 Marked=OB Utsteder=Tomra Systems ASA **NEW INVESTOR RELATIONS CONTACT IN TOMRA** organisasjonsendring

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Håkon Volldal, who has been responsible for TOMRA`s investor relations for the past two years, will take on a new position as Executive Vice President Business Development, North America with main focus on non-deposit opportunities, M&A and other strategic growth initiatives.

As of today Espen Gundersen`s current position as CFO will be expanded to also include the responsibility for investor relations in TOMRA.

Mr. Gundersen`s contact information is:

Telephone (work): +47 66 79 92 41
Telephone (mobile):+47 97 68 73 01
Fax: +47 66 79 92 50
E-mail: espen.gundersen@tomra.no

Asker, 30 May 2007
Tomra Systems ASA

lenke

23.05.2007 07:41:12 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 93,800 own shares at an average price of NOK 48.72 per share at Oslo Stock Exchange. After this transaction Tomra holds 4,094,414 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 22 May 2007
Tomra Systems ASA

13.07.2007 07:37:38 Marked=OB Utsteder=Tomra Systems ASA **SECOND QUARTER 2007 RESULTS** delårsresultat

Revenues of 887 MNOK (1020 MNOK in second quarter 2006)
Operating profit of 111 MNOK (203 MNOK in second quarter 2006)
Cash flow from operations of 99 MNOK (minus 65 MNOK in second quarter 2006)
Organic growth outside Germany of 20%

Collection Technology - Deposit Solutions
Revenues in the segment equaled 430 MNOK in second quarter 2007, a decrease of 34 percent versus last year as a result of lower machine sales to Germany.
Gross margin equaled 44 percent, which is the same as last year. Operating profit decreased from 179 MNOK in second quarter 2006 to 86 MNOK in 2007.

Material Handling
Revenues in the second quarter 2007 increased by 18 percent to 45.7 MUSD. Measured in NOK, revenues increased by 14 percent to 275 million. The gross margin was stable at 21%. The segment recovered from a somewhat weaker performance in first quarter 2007, and has gained momentum with margins in line with last year.

Industrial Processing Technology
Second quarter 2007 showed year-over-year growth in revenues of 36 percent. Growth was driven by strong momentum in TiTech and the inclusion of CommoDaS. Adjusted for the CommoDaS acquisition, organic revenue growth was 15 percent. Last year`s second quarter operating profit of 22 MNOK increased to 32 MNOK in second quarter 2007.

Collection Technology - Non-Deposit Solutions
In the second quarter 2007 TOMRA booked 16 MNOK in revenues in this segment compared to 2 MNOK in 2006. The loss in second quarter increased from 13 MNOK in 2006 to 29 MNOK in 2007. The major part of the increased loss is related to our activities in UK. In addition spending has increased in other markets as well. This is due to increased market interest for TOMRA technology solutions.

Asker, 12 July 2007
Tomra Systems ASA

TOMRA®

SECOND QUARTER 2007

Highlights from second quarter 2007 include:

- Revenues of 887 MNOK (1020 MNOK in second quarter 2006)
- Organic growth of 20% (Germany excluded)
- Operating profit of 111 MNOK (203 MNOK in second quarter 2006)
- Cash flow from operations of 99 MNOK (minus 65 MNOK in second quarter 2006)
- Strong growth in Nordic RVM markets
- Continued high costs from UK operations

TOMRA SECOND QUARTER 2007

CONSOLIDATED FINANCIALS

Revenues in the second quarter 2007 amounted to 887 MNOK, down 13 percent from 1020 MNOK in second quarter last year. Organic growth excluding Germany was 20 percent.

Gross margin equaled 37 percent in the quarter, which is down from 39 percent in the corresponding period in 2006. Operating profit in the quarter equaled 111 MNOK versus 203 MNOK in the second quarter last year. The main reason is the decrease in sales of reverse vending machines to Germany from an extraordinary high level in second quarter 2006.

Cash flow from operations in the second quarter equaled 99 MNOK. TOMRA purchased during second quarter 2007 2,472,800 own shares, which influenced cashflow from financing negatively with 121 MNOK.

SEGMENT REPORTING

Collection Technology – Deposit Solutions

Revenues in the segment equaled 430 MNOK in second quarter 2007, a decrease of 34 percent versus last year as a result of lower machine sales to Germany. Gross margin equaled 44 percent, which is the same as last year. Operating profit decreased from 179 MNOK in second quarter 2006 to 86 MNOK in 2007.

Figures in NOK million	2q07	2q06	6m07	6m06
Revenue	430	656	802	1159
- Nordic	*152*	*99*	*263*	*194*
- Central Europe	*192*	*471*	*374*	*785*
- US East & Canada	*86*	*86*	*165*	*180*
Gross contribution	191	289	351	511
- in %	*44%*	*44%*	*44%*	*44%*
Operating expenses	105	110	208	216
Operating profit	86	179	143	295
- in %	*20%*	*27%*	*18%*	*25%*

Europe

Revenues in Europe equaled 344 MNOK in the second quarter 2007, down 40 percent versus second quarter last year. Adjusted for currency fluctuations the decrease was 42 percent.

TOMRA installed 450 new machines in Germany in the second quarter 2007 compared to 3,000 machines in the second quarter last year. Based on TOMRAs market intelligence, TOMRA has so far in 2007 installed approximately 70% of all reverse vending machines in Germany this year. Current run rate indicates that we will install approximately 2000 machines in Germany in 2007. Potential orders from large discounters, which probably will not place orders in 2007, will eventually come on top of this volume.

TOMRA has previously estimated the total market potential for one-way machines in Germany to be around 30.000 machines. We still believe this figure is a good estimate, but the timing is uncertain. Our revised time prediction to reach this estimated market potential is end of 2010 and not ends 2008 as previously forecasted.

On a business as usual basis from 2009/2010 and onwards, the TOMRA's German business will represent an annual volume of around 1000-1500 new installations and refurbishment/replacements of 4000-5000 compactors. In addition, TOMRA will generate maintenance and spare parts revenues related to its installed base of more than 20,000 machines. All in all this will represent an annual revenue base of more than 70 MEUR, more than twice the level in 2005.

Revenues from European markets outside of Germany increased significantly in the quarter. In the Nordic countries revenues grew by 38 percent, driven by increased machine placements in Finland due to the forthcoming implementation of deposit on plastic bottles from 1 January 2008, as well as backroom installations in the Danish market.

The new T-63 machine was introduced in both the US and Nordic markets during the second quarter 2007. The machine handles all types of containers. It will be target towards stores with medium return volumes and replaces TOMRA's old T-X2 line.

TOMRA is experiencing an increased interest in add-on functionalities to its RVM's. Examples includes the Norwegian and Swedish deposit-lotteries, where customers instead of redeeming the deposit can either place the proceeds in a lottery, or donate the deposit to charity.

The Norwegian deposit lottery system was pre-approved by the Ministry of Culture June 29, 2007, and expected to start up in 2008.

US East & Canada

Revenues in US East and Canada equaled 14.3 MUSD in second quarter 2007. This is up 4

percent from second quarter 2006. Revenues measured in NOK were 86 million, equal to 2006.

The number of machines in North America was flat year-over-year, but with an improved mix, while throughput volumes declined by one percent versus second quarter 2006.

Material Handling

Revenues in the second quarter 2007 increased by 18 percent to 45.7 MUSD. Measured in NOK, revenues increased by 14 percent to 275 million. The gross margin was stable at 21%. The segment recovered from a somewhat weaker performance in first quarter 2007, and has gained momentum with margins in line with last year.

Figures in NOK million	2q07	2q06	6m07	6m06
Revenue	275	241	518	459
- US East & Canada	*119*	*123*	*227*	*237*
- US West	*156*	*118*	*291*	*222*
Gross contribution	57	51	99	94
- in %	*21%*	*21%*	*19%*	*20%*
Operating expenses	31	32	60	61
Operating profit	26	19	39	33
- in %	*9%*	*8%*	*8%*	*7%*

US East & Canada

Revenues increased by 1 percent to 19.8 MUSD in the quarter. Margins are negatively influenced by lower material marketing margins due to a higher mix of glass in second quarter 2007 than during the same period in 2006.

California

The Californian operations experienced a revenue increase of 37 percent to 25.9 MUSD in second quarter. The main driver behind the growth is an increase in commercial volume which accounts for 5.2 MUSD. Increased volumes going through TOMRAs own sites generated an additional 1.9 MUSD in revenues.

Starting in the third quarter 2007, TOMRA will install Orwak compactors at 100 of our convenience zone sites in California. This is being done in order to reduce transportation costs from the sites to the processing plants.

New opportunities within Material Handling

Based upon our experiences and increased knowledge within this business area, the possibilities for expanding within the material handling segment seem to exist. This includes opportunities such as processing additional materials in existing markets, expanding activities within current value chains, as well as entering into new geographical markets. Capitalizing on such opportunities may be done together with other industry players by utilizing existing industry knowledge and building new collection infrastructure using TOMRA technology.

Industrial Processing Technology

Second quarter 2007 showed year-over-year growth in revenues of 36 percent. Growth was driven by strong momentum in TiTech and the inclusion of CommoDaS. Adjusted for the CommoDaS acquisition, organic revenue growth was 15 percent. Last year's second quarter operating profit of 22 MNOK increased to 32 MNOK in second quarter 2007.

Figures in NOK million	2q07	2q07	6m07	6m06
Revenue	166	122	329	222
- Nordic	*25*	*20*	*46*	*29*
- Central Europe & UK	*90*	*75*	*158*	*131*
- Rest of Europe	*8*	*17*	*50*	*28*
- US East & Canada	*8*	*1*	*18*	*8*
- US West	*10*	*-*	*10*	*-*
- Rest of World	*25*	*9*	*47*	*26*
Gross contribution	85	57	169	105
- in %	*51%*	*47%*	*51%*	*47%*
Operating expenses	53	35	106	70
Operating profit	32	22	63	35
- in %	*19%*	*18%*	*19%*	*16%*

Recognition & sorting platform

TiTech has had a very strong start of the year based on strong demand for the TiTech scanners. The growth is related to both TiTech entering into new geographic markets, as well as new waste streams. Demand is expected to continue to be strong. However year-over-year growth will, as previously communicated, probably be weaker in second half 2007 than in first half.

CommoDaS, which mainly sells X-ray based sorting equipment to the metal recycling and mining industry, performed according to initial expectations with increased sales and margins compared to last year.

The company is now integrated with TiTech and represents an important compliment to TiTech's current product range.

Volume reduction platform

Although Orwak Group has compared to last year a negative growth of 12 percent in the second quarter, the entity was profitable. The restructuring of Presona was finalized during second quarter

2007. A new managing director of Presona, Stefan Bengtsson, was appointed in May.

Collection Technology – Non-Deposit Solutions
In the second quarter 2007 TOMRA booked 16 MNOK in revenues in this segment compared to 2 MNOK in 2006. The loss in second quarter increased from 13 MNOK in 2006 to 29 MNOK in 2007. The major part of the increased loss is related to our activities in UK. In addition spending has increased in other markets as well. This is due to increased market interest for TOMRA technology solutions.

Figures in NOK million	2q07	2q06	6m07	6m06
Revenue	16	2	32	3
- Central Europe&UK	*14*	-	*29*	-
- Rest of World	*2*	*2*	*3*	*3*
Gross contribution	(8)	(1)	(11)	(1)
- in %	-	-	-	-
Operating expenses	21	12	42	28
Operating profit	(29)	(13)	(53)	(29)

The UK
Due to the complexity in installing the TRC's on Tesco parking lots, only eleven centers were installed during the second quarter. Six of these were replacements of pilots installed during 2004 and 2005. Getting building permits has proven to be more challenging. TOMRA's current assessment is that approximately 40 additional centers will be installed during 2007, mainly in the fourth quarter. The remaining 40 centers are expected to be installed in first quarter 2008.

The market outlook remains positive. Consumer acceptance of the technology and solution is strong and has resulted in higher than expected volumes of collected materials. Further optimization of the centers for maximizing material value and reducing operational costs is needed to strengthen the business model and solidify the commercial platform. Most of the current activities, both from a technology and operational point of view, are focusing on this subject.

Based on the current roll out assessment and the necessary ramp up of resources, the UK operation will generate a significant loss in 2007.

Other markets
The T-63 has been well received by our Japanese customers and we estimate to be close to our target of 100 installations in Tokyo municipalities at the end of third quarter 2007.

After a period of product adjustments, the installation of more machines has started again in Greece, although in small numbers.

Discussions are ongoing both in the US and Europe regarding potential new pilots. Interested parties include retailers, municipalities, waste management companies and green dot organizations. Our objective is to communicate around new pilots in the fourth quarter.

Further development of TOMRA's solution platforms is ongoing. A diverse portfolio of solutions will be established, ranging from the large centers installed in the UK to smaller kiosks and standalone machines as in Japan and Greece. Recycling infrastructure, legislation and regulations and the retail landscape will guide the type of technology chosen in different markets.

SHARES AND SHAREHOLDERS

The total number of shares outstanding at the end of second quarter 2007 was 164,690,217, including 5,162,738 treasury shares held by TOMRA. The total number of shareholders decreased from 10,979 at the end of first quarter 2007 to 9,729 at the end of second quarter. 60.2 percent of TOMRA's shareholders were Norwegian residents.

TOMRA's share price increased from NOK 43.75 to NOK 51.70 during second quarter 2007. The number of shares traded at the Oslo Stock Exchange in the second quarter 2007 was 112 million shares compared to 129 million in second quarter 2006.

Asker, 12 July 2007

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl
Chairman of the Board

Amund Skarholt
President & CEO

FINANCIAL STATEMENT – SECOND QUARTER 2007

INCOME STATEMENT (Figures in NOK million)	2nd quarter 2007	2nd quarter 2006	Accumulated 30 June 2007	Accumulated 30 June 2006	Full year 2006
Operating revenues	887.1	1020.4	1681.0	1842.8	3965.0
Cost of goods sold	549.1	603.7	1041.8	1092.0	2452.5
Depreciations/write-down	16.9	20.6	35.1	41.5	79.7
Gross contribution	*321.1*	*396.1*	*604.1*	*709.3*	*1432.8*
Operating expenses	187.4	173.0	376.5	341.6	684.0
Depreciations/write-down	22.6	20.4	43.9	41.6	93.8
Operating profit	*111.1*	*202.7*	*183.7*	*326.1*	*655.0*
Net financial income	(3.8)	0.7	(6.3)	2.7	1.2
Profit before taxes	*107.3*	*203.4*	*177.4*	*328.8*	*656.2*
Taxes	36.5	67.1	60.3	108.5	216.3
Net profit for the period	70.8	136.3	*117.1*	*220.3*	*439.9*
Minority interest	(3.6)	(4.3)	(5.1)	(6.0)	(12.7)
Earnings per share (NOK)	*0.42*	*0.76*	*0.69*	*1.23*	*2.48*

BALANCE SHEET (Figures in NOK million)	30 June 2007	30 June 2006	31 Dec. 2006
ASSETS			
Intangible assets	755.8	801.8	775.8
Leasing equipment	98.8	137.5	117.9
Other fixed assets	610.9	611.0	632.9
Inventory	492.5	565.0	524.5
Short-term receivables	957.9	1068.9	972.6
Cash and cash equivalents	92.7	128.4	286.4
TOTAL ASSETS	*3008.6*	*3312.6*	*3310.1*
LIABILITIES & EQUITY			
Paid-in capital	1577.5	1592.0	1582.7
Retained earnings	121.2	525.6	388.9
Minority interests	65.3	81.8	65.8
Deferred taxes	20.6	18.1	19.8
Long-term interest-bearing liabilities	409.2	16.2	372.3
Short-term interest-bearing liabilities	42.8	48.5	7.8
Other liabilities	772.0	1030.4	872.8
TOTAL LIABILITIES & EQUITY	*3008.6*	*3312.6*	*3310.1*

CASH FLOW STATEMENT (Figures in NOK million)	2nd Quarter 2007	2nd Quarter 2006	Accumulated 30 June 2007	Accumulated 30 June 2006	Full year 2006
Profit before taxes	107.3	203.4	177.4	328.8	656.2
Changes in working capital	9.6	(290.0)	(47.9)	(370.9)	(339.2)
Other operating changes	(17.7)	22.0	(0.2)	13.5	29.1
Total cash flow from operations	99.2	(64.6)	129.3	(28.6)	346.1
Total cash flow from investments	(40.5)	(137.7)	(72.8)	(163.6)	(252.4)
Cashflow from repurchase of shares	(121.7)	0.0	(247.6)	(20.3)	(415.4)
Dividend paid out	(64.7)	(60.9)	(64.7)	(60.9)	(60.9)
Other cashflow from financing	172.8	26.4	67.4	(78.7)	176.0
Total cash flow from financing	(13.6)	(34.5)	(244.9)	(159.9)	(300.3)
Total cash flow for period	*45.1*	*(236.8)*	*(188.4)*	*(352.1)*	*(206.6)*
Exchange rate effect on cash	0.0	(4.9)	(5.3)	(10.9)	1.6
Opening cash balance	47.6	370.1	286.4	491.4	491.4
Closing cash balance	92.7	128.4	92.7	128.4	286.4

EQUITY	2nd Quarter		Accumulated 30 June		Full Year
(Figures in NOK million)	2007	2006	2007	2006	2006
Opening balance	*1849.4*	*2105.4*	*1971.6*	*2165.9*	*2165.9*
Net profit	67.2	132.0	112.0	214.3	427.1
Translation difference	(25.3)	(57.3)	(66.4)	(95.8)	(82.1)
Equity settled transactions	(6.2)	0.0	(6.2)	(93.8)	(63.0)
Other equity adjustments	0.0	(1.6)	0.0	8.2	0.0
Dividend paid	(64.7)	(60.9)	(64.7)	(60.9)	(60.9)
Net purchase of own shares	(121.7)	0.0	(247.6)	(20.3)	(415.4)
Closing balance	*1698.7*	*2117.6*	*1698.7*	*2117.6*	*1971.6*

INTERIM RESULTS	2nd Quarter 2007	1st Quarter 2007	4th Quarter 2006	3rd Quarter 2006	2nd Quarter 2006
Operating revenues (MNOK)	887.1	793.9	1054.2	1068.0	1020.4
EBITDA (MNOK)	150.6	112.1	185.1	234.2	243.7
Operating profit (MNOK)	111.1	72.6	134.8	194.1	202.7
Sales growth (year-on-year) (%)	(13.1)	(3.5)	56.2	66.5	72.1
Gross margin (%)	36.2	35.6	33.0	35.2	38.8
Operating margin (%)	12.5	9.1	12.8	18.2	19.9
EPS (NOK)	0.42	0.27	0.54	0.71	0.76
EPS (NOK) fully diluted	0.42	0.27	0.54	0.71	0.76

NOTES:

The 2007 and 2006 financial figures have been prepared and presented based upon International Financial Reporting Standards (IFRS). This quarterly report has been prepared in accordance with IAS34, and in accordance with the principles used in the annual accounts for 2006. The quarterly figures do not however include all information required for a full annual financial statement of the Group and should be read in conjunction with the annual financial statement for 2006. The quarterly figures have not been audited. The quarterly reports require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ form these estimates. The significant judgments made by management in preparing these condensed consolidated interim financial statements in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ending 31 December 2006.

Revenue recognition: Revenues from sales and sales-type leases of the company's products are generally recognized at the time of installation. Revenues from service contracts and operating leases of the company's products are recognized over the duration of the related agreements. Other service revenues are recognized when services are provided.

Use of financial instruments: The Group does not apply hedge accounting in accordance with IAS39 on any contracts as of 30 June 2007.

Seasonality: The Material Handling operations, and to some extent the US Collection Technology operations, are influenced by seasonality. The seasonality mirrors the beverage consumption pattern in the US, which normally is higher during the summer (2Q and 3Q) than during the winter (1Q and 4Q).

Financial exposures: TOMRA is exposed to currency risk, as only ~3% of its income is nominated in NOK. A strengthening/weakening of NOK toward other currencies of 10% would normally decrease/increase operating profit with 15-25%.

Commodity exposures: TOMRA are exposed to the change in commodity prices. Most important are aluminum, where a USD100 change in the LME will have a ~USD1 million effect on operating profit per year.

Segment reporting: TOMRA has divided its primary reporting format into four business segments: Collection Technology – Deposit Solutions, Material Handling, Industrial Processing Technology and Collection Technology – Non-Deposit Solutions. In addition, the corporate overhead costs are reported in a separate column. The split is based upon the risk- and return profile of the Group's different activities; also taking into consideration TOMRA's internal reporting structure.

- Collection Technology - Deposit Solutions consists of the sale, lease and servicing of RVMs to retail stores in Europe and North America plus related data management systems, which monitor container collection volumes and related cash flows.
- Material Handling consists of pick-up, transportation and processing of empty beverage containers on behalf of beverage producers/fillers on the US East Coast and in Canada. In addition, this segment includes the collection activities in California, where TOMRA owns and operates a number of collection centers outside retail stores.
- Industrial Processing Technology consists of TiTech Visionsort and CommoDaS, which provide advanced optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plastic.
- Collection Technology – Non-Deposit Solutions consist of general business development activities and projects in e.g. Japan and UK. The segment includes activities related to the Tomra Recycling Center (TRC), a fully automated low cost recycling center for non-deposit markets.
- Group Functions consist of costs related to corporate functions at TOMRA's headquarters.

Assets and liabilities are distributed on the different business segments, except for cash, interest-bearing debt and tax-positions, which are allocated to Group Functions. There are no material segment revenues from transactions with other segments.

APPENDIX: SEGMENT FINANCIALS

SEGMENT	Collection Technology – Deposit Solutions		Material Handling		Industrial Processing Technology		Collection Technology – Non-Deposit Solutions		Group Functions		Total	
(Figures in NOK millions)	2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Revenues	430	656	275	241	166	122	16	2	-	-	887	1021
- Nordic	*152*	*99*	-	-	*25*	*20*	-	-	-	-	*177*	*119*
- Central Europe & UK	*192*	*471*	-	-	*90*	*75*	14	-	-	-	*296*	*546*
- Rest of Europe	-	-	-	-	*8*	*17*	-	-	-	-	*8*	*17*
- US East & Canada	*86*	*86*	*119*	*123*	*8*	*1*	-	-	-	-	*213*	*210*
- US West	-	-	*156*	*118*	*10*	-	-	-	-	-	*166*	*118*
- Rest of World	-	-	-	-	*25*	*9*	*2*	*2*	-	-	*27*	*11*
Gross contribution	191	289	57	51	85	57	(8)	(1)	-	-	325	396
- in %	*44%*	*44%*	*21%*	*21%*	*51%*	*47%*	-	-	-	-	*37%*	*39%*
Operating profit	86	179	26	19	32	22	(29)	(13)	(4)	(4)	111	203
- in %	*20%*	*27%*	*9%*	*8%*	*19%*	*18%*	-	-	-	-	*13%*	*20%*

SEGMENT	Collection Technology – Deposit Solutions		Material Handling		Industrial Processing Technology		Collection Technology – Non-Deposit Solutions		Group Functions		Total	
(Figures in NOK millions)	Accumulated 30 June		Accumulated 30 June		Accumulated 30 June		Accumulated 30 June		Accumulated 30 June		Accumulated 30 June	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Revenues	802	1159	518	459	329	222	32	3	-	-	1681	1843
- Nordic	*263*	*194*	-	-	*46*	*29*	-	-	-	-	*309*	*223*
- Central Europe & UK	*374*	*785*	-	-	*158*	*131*	29	-	-	-	*561*	*916*
- Rest of Europe	-	-	-	-	*50*	*28*	-	-	-	-	*50*	*28*
- US East & Canada	*165*	*180*	*227*	*237*	*18*	*8*	-	-	-	-	*410*	*425*
- US West	-	-	*291*	*222*	*10*	-	-	-	-	-	*301*	*222*
- Rest of World	-	-	-	-	*47*	*26*	*3*	*3*	-	-	*50*	*29*
Gross contribution	351	511	99	94	169	105	(11)	(1)	-	-	608	709
- in %	*44%*	*44%*	*19%*	*20%*	*51%*	*47%*	-	-	-	-	*36%*	*38%*
Operating profit	143	295	39	33	63	35	(53)	(29)	(8)	(8)	184	326
- in %	*18%*	*25%*	*8%*	*7%*	*19%*	*16%*	-	-	-	-	*11%*	*18%*
Assets	1389	1731	687	656	725	657	58	11	150	258	3009	3313
Liabilities	504	715	78	79	137	113	14	2	511	204	1244	1113

TOMRA SYSTEMS ASA
082 - 03334

Helping the world recycle

TOMRA



www.tomra.com

Second Quarter 2007

Financial highlights – Profit and loss statement

TOMRA

Figures in NOK million	2Q 2007	2Q 2006	YTD 2007	YTD 2006
Revenues	887	1020	1681	1843
• Collection Technology, Deposit Solutions	430	656	802	1159
• Material Handling	275	241	518	459
• Industrial Processing Technology	166	122	329	222
• Development initiatives, Non-Deposit Solutions	16	2	32	3
Gross contribution	325	396	608	709
Gross margin	*37%*	*39%*	*36%*	38%
Operating expenses	214	193	424	383
Operating profit	111	203	184	326
Operating margin	*13%*	20%	*11%*	18%

Financial highlights - Balance sheet, cash flow and capital structure

TOMRA

Figures in NOK million	30 June 2007	30 June 2006
ASSETS	3,009	3,313
• Intangible assets	756	802
• Leasing equipment	99	138
• Other fixed assets	611	611
• Inventory	492	565
• Short-term receivables	958	1069
• Cash and cash equivalents	93	128

- **Cash flow from operations**
  - 99 MNOK in 2Q 2007, (65) MNOK in 2Q 2006
- **Cashflow from finance**
  - 121 MNOK spent on share buy-backs in 2Q 2007
  - 5.4 million shares bought back so far under current program obtained in December 2006

Helping the world recycle

TOMRA


T-83 HCp

Collection Technology
Deposit Solutions

Collection Technology (deposit) – Financials

Figures in NOK million	2Q 2007	2Q 2006	YTD 2007	YTD 2006
Revenues	430	656	802	1159
• Nordic	152	99	263	194
• Central Europe & UK	192	471	374	785
• US East/Canada	86	86	165	180
Gross contribution	*191*	289	351	511
in %	*44%*	*44%*	*44%*	*44%*
Operating expenses	105	110	208	216
Operating profit	*86*	179	143	295
in %	*20%*	*27%*	*18%*	*25%*

Collection Technology (deposit) - highlights

- European growth (excl. Germany) of 38%
- Finnish PET rally, with market share >80%
- US improvement over relatively weaker first quarter
- Competitive environment manageable
- Successful launch of T-63
- Demand for increased RVM functionality





Collection Technology – Germany

2007 => 2009/2010

- Current run rate of 2000 RVMs yearly
- Two large discounters have still not ordered
- TOMRA has 70% market share of total YTD 2007 installations

2009/2010 => onwards

- 1000 – 1500 machine installations yearly
- 4000 – 5000 replacement/refurbishment of compactors yearly
- Maintenance/spare part revenue from more than 20,000 installed machines

YEARLY REVENUE > 70 MILLION EURO

Helping the world recycle



Materials Handling

Material Handling – Financials

Figures in NOK million	2Q 2007	2Q 2006	YTD 2007	YTD 2006
Revenues	275	241	518	459
• US East/Canada	119	123	227	237
• US West (California)	156	118	291	222
Gross contribution ***in %***	57 *21%*	51 *21%*	99 *19%*	94 *20%*
Operating expenses	31	32	60	61
Operating profit ***in %***	26 *9%*	19 *8%*	39 *8%*	33 *7%*

Material Handling – Highlights

US East/ Canada

- Revenues of 19.8 MUSD, up 1% versus 2006; measured in NOK revenues equaled 119 MNOK, which is down 3%
- Margins negatively influenced by unfavorable commodity mix with relatively more material marketing of glass in second quarter 2007 than during the same period in 2006.




US West (California)

- Revenues of 25.9 MUSD, up 37% versus last year; 32% increase measured in NOK to 156 MNOK
- Commercial volume accounts for 5.2 MUSD in increased revenue
- Increased volumes through TOMRAs own sites generated an additional 1.9 MUSD in incremental revenues
- Starting third quarter 2007, 100 Orwak compactors will be installed on TOMRA convenience zone sites




Helping the world recycle

TOMRA



Industrial Processing Technology

Industrial Processing Technology – Financials

Figures in NOK million	2Q 2007	2Q 2006	YTD 2007	YTD 2006
Revenues	166	122	329	222
• Nordic	25	20	46	29
• Central Europe & UK	90	75	158	131
• Rest of Europe	8	17	50	28
• US/Canada	8	1	18	8
• US West	10	-	10	-
• Rest of World	25	9	47	26
Gross contribution ***in %***	85 *51%*	57 *47%*	169 *51%*	105 *47%*
Operating expenses	53	35	106	70
Operating profit ***in %***	32 *19%*	22 *18%*	63 *19%*	35 *16%*

Industrial Processing Technology - Order book

NOK million


140
120
100
80
60
40
20
0
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07

Industrial Processing Technology – Highlights

Recognition & sorting (TiTech&CommoDaS)

- Increased proposal pipeline, especially in CommoDaS
- Successful entry in South-Korea, >10 units sold so far in 2007
- Entering into construction and demolition waste streams in mature European markets
- Continued strengthening of sales organization - UK agent acquired





Volume reduction (Orwak Group)

- Restructuring in Presona finalized, new MD (Stefan Bengtsson) employed
- Orwak with stable performance, but still single digit EBIT margin
- Delivery of 100 compactors to Tomra in California will start in third quarter





Helping the world recycle

TOMRA


Recycling
TESCO
Recycling

Collection Technology
Non-deposit Solutions

Collection Technology – (Non-Deposit) Financials

Figures in NOK million	2Q 2007	2Q 2006	YTD 2007	YTD 2006
Revenues	16	2	32	3
• Central Europe & UK	14	-	29	-
• Rest of World	2	2	3	3
Gross contribution	(8)	(1)	(11)	(1)
in %	-	-	-	-
Operating expenses	21	12	42	28
Operating profit	(29)	(13)	(53)	(29)
in %	-	-	-	-

UK update




Plastic o Glass o Metal

- Good consumers acceptance
  - Centers collect up to 400.000 units per month, average of app. 200.000 units
  - High volume of low value material
- Key challenge to optimize capacity of the TRC footprint
  - Optimize center configuration
  - Streamline operational activities
  - Improve consumer communication

Reduce operational cost and
Maximize commodity value

- Exploration of solutions for all store formats ongoing

Collection technology – (Non-deposit)

INCREASED INTEREST & ACTIVITY
- Retailers
- State & local government
- Waste management companies
- Green dot organizations

Product-/solution-/market-development at the same time is expensive and takes time






Helping the world recycle
TOMRA
world recycle

www.tomra.com

Summary

Summary

- ➢ Solid performance in collection technology (deposit)
- ➢ Germany on track to 70 million Euro sustainable platform
- ➢ Material handling strong growth and overall margin improvement
- ➢ IPT growth continues, driven by TiTech/CommoDaS
- ➢ Collection Technology (Non-deposit) – slower/more costly and resource demanding than previously expected

Supporting platform for growth (exc. Germany)

- ➢ *10%+ organic growth*
- ➢ *15%-25% EBIT growth*

Helping the world recycle

TOMRA


...e world recycle

www.tomra.com

Second Quarter 2007

Addendum slide - Major shareholders

TOMRA

1.	Orkla ASA	22 927 000	13.9%
2.	Folketrygdfondet	10 776 300	6.5%
3.	State Street Bank & Client Omnibus D	5 588 441	3.4%
4.	Tomra Systems ASA	5 407 414	3.3%
5.	The Northern Trust C Treaty Account	5 169 400	3.1%
6.	JP Morgan Chase Bank Clients Treaty Account	3 857 355	2.3%
7.	Clearstrem Banking CID Dept, Frankfurt	3 010 530	1.8%
8.	FERD AS	3 000 000	1.8%
9.	Danske Bank A/S	2 923 474	1.8%
10.	Vital Forsikring ASA	2 645 968	1.6%
	SUB-TOTAL	**65 305 882**	**39.7%**
	Other shareholders	**99 384 335**	**60.3%**
	TOTAL (9,729 shareholders)	**164 690 217**	**100.0%**
	Total foreign ownership	**65 474 282**	**39.8%**

Addendum slide - Shareholders by nationality

TOMRA

1.	Norway	60.2%	8 973
2.	Great Britain	12.9%	77
3.	USA	6.4%	161
4.	Luxembourg	3.5%	40
5.	France	3.3%	23
6.	Denmark	2.9%	50
7.	Sweden	2.7%	101
8.	Ireland	1.3%	15
9.	Netherlands	1.1%	54
10.	Finland	1.0%	20
	TOTAL	**95.4%**	**9 514**

END